09057547

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2009
Washington, DC
110

SEC FILE NUMBER
8- 51795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Delta Trust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11700 Cantrell Road
(No. and Street)

Little Rock (City) AR (State) 72212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dianne Taylor 501-907-2295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Erwin & Company, P.A.
(Name – *if individual, state last, first, middle name*)

6311 Ranch Drive, Little Rock, AR 72223
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James Alger, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delta Trust Investments, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DIANNE G. TAYLOR
PULASKI COUNTY
NOTARY PUBLIC - ARKANSAS
My Commission Expires March 14, 2017
Commission No. 12359393

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Delta Trust Investments, Inc.
Little Rock, Arkansas

We have audited the accompanying statements of financial condition of Delta Trust Investments, Inc. (a wholly-owned subsidiary of Delta Trust & Bank) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Trust Investments, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained on pages 12 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Erwin & Company

Little Rock, Arkansas
February 24, 2009

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash	$ 27,239	$ 36,393
Deposits with clearing organization (cash of $260 and $190,924 and securities with a market value of $1,290,913 and $1,106,723 at December 31, 2008 and 2007, respectively)	1,291,173	1,297,647
Receivable from clearing organization	151,705	95,358
Other receivables	3,169	25,971
Furniture and equipment, at cost, less accumulated depreciation of $103,563 and $88,194 at December 31, 2008 and 2007, respectively	19,444	23,578
Deferred income taxes	3,416	-
Other assets	34,355	31,261
Total assets	$ 1,530,501	$ 1,510,208
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 76,792	$ 157,444
Income taxes payable to parent	94,355	133,270
Deferred income taxes	-	1,443
Total liabilities	171,147	292,157
Stockholder's equity:		
Common stock; $1 par value; 10,000 shares authorized; 5,000 shares issued and outstanding	5,000	5,000
Additional paid-in capital	1,222,176	1,205,804
Retained earnings	132,178	7,247
Total stockholder's equity	1,359,354	1,218,051
Total liabilities and stockholder's equity	$ 1,530,501	$ 1,510,208

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF INCOME

Years ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Commissions	$ 1,704,494	$ 1,727,003
Interest	253,863	280,488
Unrealized gain on investment securities	-	3,455
	1,958,357	2,010,946
Expenses:		
Employee compensation and benefits	1,150,823	1,174,609
Brokerage and clearance fees	195,072	156,870
Regulatory fees	35,572	34,249
Communications and data processing	17,056	16,603
Equipment costs	29,929	30,293
Promotional costs	50,222	53,197
Professional fees	24,310	26,693
Occupancy	110,754	101,899
Other	130,192	129,125
	1,743,930	1,723,538
Income before income taxes	214,427	287,408
Provision for income taxes	89,496	99,843
Net income	$ 124,931	$ 187,565

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balance - December 31, 2006	$ 5,000	$ 1,175,500	$ (180,318)	$ 1,000,182
Stock option compensation	-	30,304	-	30,304
Net income	-	-	187,565	187,565
Balance - December 31, 2007	5,000	1,205,804	7,247	1,218,051
Stock option compensation	-	16,372	-	16,372
Net income	-	-	124,931	124,931
Balance - December 31, 2008	$ 5,000	$ 1,222,176	$ 132,178	$ 1,359,354

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 124,931	$ 187,565
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	15,370	13,931
Deferred income taxes	(4,859)	(20,189)
Unrealized gain on investment securities	-	(3,455)
Stock option compensation	16,372	30,304
Changes in operating assets and liabilities:		
Deposits with clearing organization	6,474	(149,781)
Receivable from clearing organization	(56,347)	(8,094)
Other receivables	22,802	49,997
Other assets	(3,094)	(2,865)
Accounts payable and accrued expenses	(80,652)	66,535
Income taxes payable to parent	(38,915)	30,838
Net cash provided by operating activities	2,082	194,786
Cash flows from investing activities:		
Proceeds from sales of investment securities	-	49,640
Purchases of furniture and equipment	(11,236)	(1,127)
Net cash provided (used) by investing activities	(11,236)	48,513
Cash flows from financing activities:		
Dividends paid	-	(255,000)
Net cash used by financing activities	-	(255,000)
Net decrease in cash and cash equivalents	(9,154)	(11,701)
Cash and cash equivalents:		
Beginning of year	36,393	48,094
End of year	$ 27,239	$ 36,393
Supplemental cash flow information:		
Income taxes paid to parent	$ 133,270	$ 89,194

See accompanying notes

DELTA TRUST INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations -

The Company (a wholly-owned subsidiary of Delta Trust & Bank, which is a wholly-owned subsidiary of Delta Trust & Banking Corporation) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company earns its revenue primarily from the sale of equities, mutual funds and bonds to individuals.

The Company conducts its business primarily in the state of Arkansas and is subject to competition from other securities dealers. The Company is also subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

Commission revenue and related expenses are recorded on a trade date basis. The Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Use of estimates -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Off-balance-sheet risk -

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection, and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and procedures to ensure that customer transactions are executed properly by the clearing broker-dealer.

Statement of changes in subordinated liabilities -

The accompanying financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at December 31, 2008 and 2007 or during the years then ended.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Cash and cash equivalents -

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand and demand deposits in commercial banks and brokerage firms. Cash segregated under federal and other regulations are not considered as cash equivalents for purposes of the statement of cash flows because such assets would be segregated for the benefit of customers only. At December 31, 2008 and 2007, no amounts were required to be segregated pursuant to federal and other regulations.

The Company routinely maintains cash deposits with its clearing broker-dealer in excess of federally-insured limits. Management periodically evaluates the soundness of this organization and does not believe that its uninsured deposits are subject to significant credit risk. At December 31, 2008, the Company's uninsured cash balances totaled approximately $1,041,173.

Premises and equipment -

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

Income taxes -

The Company participates in the filing of a consolidated income tax return with its parent company, Delta Trust & Bank, and its parent, Delta Trust & Banking Corporation, and other affiliated companies. Each member's tax is computed on a separate return basis.

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Stock-based compensation -

The Company has a stock-based employee compensation plan, which is described more fully in Note 5. For options granted prior to January 1, 2006, the Company accounts for this plan under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25), and related interpretations. Accordingly, no stock-based compensation cost is reflected in net income for stock options granted prior to that date. The Company adopted the fair value method of recording stock-based compensation for all stock options granted after December 31, 2005 as prescribed by Statement of Financial Accounting Standard No. 123 (Revised 2004), *Share-Based Payment* (SFAS 123(R)). SFAS 123(R) requires recognition of the cost of stock-based awards over the period during which the employee is required to provide service in exchange for the award. SFAS 123(R) has been adopted prospectively; any options issued prior to January 1, 2006 will continue to be accounted for using the minimum value method prescribed by APB 25.

(2) INCOME TAXES:

The provision for income taxes consists of the following:

	2008	2007
Taxes currently payable	$ 94,355	$ 120,032
Deferred income taxes	(4,859)	(13,672)
Change in valuation allowance on deferred tax assets	-	(6,517)
Income tax provision	$ 89,496	$ 99,843

The effective tax rate differs from the statutory federal income tax rate primarily due to state income taxes and non-deductible expenses.

The tax effect of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts that give rise to deferred tax assets and liabilities at December 31, 2008 and 2007 are as follows:

	2008	2007
Deferred tax assets:		
Stock-based compensation	$ 17,872	$ 11,603
Deferred tax liabilities:		
Accumulated depreciation	2,805	1,290
Prepaid expenses	11,651	11,756
	14,456	13,046
Net deferred tax asset (liability)	$ 3,416	$ (1,443)

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to a $250,000 minimum net capital requirement. The Company's excess net capital and ratio of aggregate indebtedness to net capital at December 31, 2008 and 2007 is summarized as follows:

	2008	2007
Net capital, as defined	$1,273,152	$1,115,106
Minimum net capital requirement	250,000	250,000
Excess net capital	$1,023,152	$ 865,106
Ratio of aggregate indebtedness to net capital	0.13 to 1	0.26 to 1

(4) RELATED PARTY TRANSACTIONS:

The Company has entered into agreements with Delta Trust & Bank (the Bank) whereby the Bank has agreed to provide various services for the Company and the Company has agreed to reimburse the Bank for its costs of those services and for its portion of rent expense for office space. Reimbursements for services for the years ended December 31, 2008 and 2007 totaled $162,399 and $121,785, respectively. Reimbursements for rent for the years ended December 31, 2008 and 2007 totaled $105,907 and $97,476, respectively. Cash at December 31, 2008 and 2007 represents amounts on deposit at the Bank.

The Company has entered into an agreement with Delta Trust Insurance Agency, Inc. (DTIA) whereby the Company has agreed to provide various services to DTIA at cost. Other receivables at December 31, 2008 and 2007 include $3,169 and $1,971, respectively, due from DTIA. Accounts payable and accrued expenses at December 31, 2008 and 2007 also include $3,306 and $6,249, respectively, due to DTIA.

(5) EMPLOYEE BENEFIT PLANS:

The Company participates with the Bank and its affiliates in a 401(k) plan covering substantially all employees. The Company's contributions to the plan are discretionary and are determined annually by the Board of Directors. The Company did not make any employer contributions to the plan during 2008 or 2007.

The Company participates in a non-qualified stock option plan under which shares of Delta Trust & Banking Corporation stock are reserved for grant to selected employees of the Company and its affiliates. Plan participants, upon approval by the Board of Directors, become vested and eligible to purchase Delta Trust & Banking Corporation stock based on the terms of each individual option or warrant agreement. The agreements expire after 10 years and provide for vesting periods ranging from immediate vesting to five-year graded vesting. The purchase price of the stock is equivalent to 100% of the market price (determined by the Board of Directors) at the time of grant. All shares issued in connection with options exercised are in the form of newly issued shares.

The fair value of options granted is estimated on the date of the grant using the Black-Scholes option-pricing model with the assumptions noted in the following table. Because there is no active internal or external market for Delta Trust & Banking Corporation stock and because it is not possible to estimate the expected volatility of the stock, the Company used the historical volatility of the *FBR Small Cap Financial Fund* (representing the primary industry in which the Company and its affiliates operate) as a basis for calculating the estimated volatility. The expected term of the options is based on historical employee exercise and termination behavior.

	2008	2007
Expected dividend yield	0.80%	0.74%
Expected stock volatility	10.00%	10.00%
Risk-free rate	3.63%	4.65%
Expected term (in years)	9.00	9.00

(5) EMPLOYEE BENEFIT PLANS (continued):

A summary of the status of shares under option to Company employees at December 31, 2008 and 2007, and changes during the years then ended is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Beginning of year	1,294	$ 252.38	1,650	$ 242.44
Granted	325	275.00	250	270.00
Exercised	-	-	(16)	225.00
Forfeited	-	-	(590)	232.20
End of year	1,619	$ 256.92	1,294	$ 252.38
Options exercisable, end of year	974	$ 246.90	833	$ 244.81
Weighted-average fair value of options granted during the year	$85.67		$94.75	

A summary of nonvested shares as of December 31, 2008 and the changes during the year then ended is presented below:

	Number of Shares	Weighted Average Calculated Value
Beginning of year	461	$ 89.32
Granted	325	85.67
Vested	(141)	82.95
End of year	645	$ 88.32

At December 31, 2008, unrecognized compensation cost related to nonvested options and warrants totaled $28,177, which is expected to be recognized over a weighted average period of 1.80 years. The total fair value of shares vested during the years ended December 31, 2008 and 2007 was $38,775 and $43,200.

Compensation cost charged to operations during the years ended December 31, 2008 and 2007 totaled $16,372 and $13,284, respectively. Total income tax benefit recognized in the income statement as a result of stock-based compensation arrangements with employees during the years ended December 31, 2008 and 2007 totaled $6,269 and $5,086, respectively.

(5) EMPLOYEE BENEFIT PLANS (continued):

No options were exercised by Company employees during the year ended December 31, 2008. During the year ended December 31, 2007, Delta Trust & Banking Corporation received $3,600 from Company employees upon exercise of options and recognized related tax benefits of $276. The intrinsic value of options exercised during 2007 totaled $720.

The following table contains a summary of currently outstanding and exercisable options at December 31, 2008:

	Options Outstanding			Options Exercisable		
Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$225 - $275	1,619	6.19 years	$256.92	974	4.69 years	$246.90

ADDITIONAL INFORMATION

DELTA TRUST INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS,
AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL
UNDER RULE 15c3-1

December 31, 2008 and 2007

	2008	2007
Net Capital:		
Total stockholder's equity	$ 1,359,354	$ 1,218,051
Less nonallowable assets:		
Furniture and equipment, net	(19,444)	(23,578)
Other receivables	(3,169)	(25,971)
Deferred tax asset	(3,416)	-
Other assets	(34,355)	(31,261)
Less haircuts on securities	(25,818)	(22,135)
Net capital	1,273,152	1,115,106
Net capital requirement	250,000	250,000
Excess net capital	$ 1,023,152	$ 865,106
Aggregate Indebtedness:		
Accounts payable and accrued expenses	$ 171,147	$ 290,714
Ratio of Aggregate Indebtedness to Net Capital	0.13 to 1	0.26 to 1
Reconciliation with Company's Computation:		
Net capital, as reported in Company's Part II of Form X-17A-5 (unaudited)	$ 1,273,153	$ 1,115,107
Net audit adjustments	-	-
Rounding	(1)	(1)
Net capital per above	$ 1,273,152	$ 1,115,106

DELTA TRUST INVESTMENTS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2008

	Credits	Debits
Free credit balances and other credit balances in customers' security accounts	$ -	
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned	-	
Customers' securities failed to receive	-	
Credit balances in firm accounts which are attributable to principal sales to customers	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-	
Market value of short security count differences over 30 days old	-	
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days.	-	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3		$ -
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Margin required on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		-
Excess of total credits over total debits		-
Required Deposit		None

There were no items of credit or debit includable in the above computation pursuant to Exhibit A of Rule 15c3-3.

There were no variances between this computation of the reserve requirement under Exhibit A of Rule 15c3-3 and the Company's computation filed with Part II of Form X-17A-5. Accordingly, no reconciliation is necessary.

DELTA TRUST INVESTMENTS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3

December 31, 2008 and 2007

	2008	2007
1 Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of report date) but for which the required action was not taken by Company within the time frames specified under Rule 15c3-3	$ -	$ -
A. Number of items	-	-
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -	$ -
A. Number of items	-	-

Erwin & Company
A Professional Association
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

Board of Directors
Delta Trust Investments, Inc.

In planning and performing our audit of the financial statements and additional information of Delta Trust Investments, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

6311 Ranch Drive ■ Little Rock, Arkansas 72223 ■ 501.868.7486 ■ fax 501.868.7750 ■ www.erwinco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 24, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders and management of Delta Trust Investments, Inc., the SEC, the Financial Industry Regulatory Authority, the Arkansas Securities Department, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Erwin & Company

Little Rock, Arkansas
February 24, 2009

DELTA TRUST INVESTMENTS, INC.
SEC. FILE NO. 8-51795

Financial Statements and Additional Information
Years ended December 31, 2008 and 2007

Together With Independent Auditors' Report